Exhibit 99.1

8 February 2022

Vedanta completes reorganization review and concludes that current structure is optimal; announces Capital Allocation policy.

The Board of Directors of the Company have discussed various important policy matters and made following decisions:

1)	Corporate Restructuring

The Board of Directors on 17 November 2021 had decided that the Company should undertake a review of the corporate structure and evaluate full range of options and alternatives to unlock value and simplify the corporate structure.

Company has concluded this comprehensive review with inputs from various experts and advisors. The Board of Directors concludes that the current structure is optimal and is commensurate with the current scale and its diversified lines of businesses. Therefore, the Company will not undertake any corporate restructure including demerger/spin off etc. and will continue with its existing structure.

2)	Capital Allocation Policy

Following are the guiding principles of company’s capital allocation policy:

i)	A consistent, disciplined, and balanced allocation of capital with long term Balance Sheet management

ii)

Maintain optimal leverage ratio (Net Debt / EBITDA) at consolidated level. Vedanta Limited’s Dec’21 consolidated leverage ratio is 0.7x, which is amongst the best compared to peer group. During normal business cycles, the Company will maintain this ratio below 1.5x at consolidated level.

iii)	Overall capital allocation will maximize Total Shareholders Returns (TSR)

Capital allocation outlay across three large streams will be as under:

a)	Capital Expenditure:

Capital expenditure includes both growth and sustaining capex and substantive amount of this outlay will be around:

i)	In existing lines of operations with focus on volume augmentation, cost reduction, ESG and moving to value added products, which command higher margins

ii)	Growth projects will follow guidelines of minimum IRR of c. 18%

iii)	Sustaining capex will be tracked on per ton basis and managed through annual operating plan exercise.

b)	Dividend policy:

Our dividend policy is both succinct and elaborate at the same time. In summary:

i)	Minimum 30% of Attributable Profit after Tax (before exceptional items) of Company (excluding profits of HZL) will be distributed as dividends

ii)	Dividend from Hindustan Zinc Limited will be pass through, within 6 months

iii)	This is subject to the Board’s evaluation of various factors such as robustness of cash flows, economic situation, commodity price cycles, natural calamities, etc. for overall optimal cash management.

c)	Inorganic Growth:

Company will selectively invest in acquisitions, which are accretive to existing businesses or that have synergies with its core businesses.

3)	Strategic Acquisitions

The capital allocation policy will be the primary guiding factor and we will focus on organic growth. Company will consider select Mergers and Acquisitions, within the overall capital allocation framework. Vedanta has proven expertise and successful track record of turning around acquired businesses. Company will participate in divestment program which has strategic fit with the portfolio.

a)

The bid for BPCL is at EOI stage. In case the transaction culminates, Company may undertake management of the acquired business, through appropriate profit-sharing arrangement or on management fee model. A specific fund, with a strategic investor will be set up to fund the potential investment, without leveraging Vedanta Limited’s Balance Sheet.

b)

One of Vedanta’s subsidiaries AvanStrate Inc is a pioneering manufacturer of LCD glass substrates using the world’s leading technology. This company was established in 1991 and is one of the main global producers of LCD glass. With the increased hybrid working and growth of demand in India for smartphones, laptops, TV etc, this area provides ample opportunity to participate with a world-renowned equity JV partner. The Government of India has also announced substantial subsidy scheme and this will be a significant import substitution for India. The maximum investment in this line of business will be circa $500mn over a period of 2-3 years.

4)	Focus on ESG and Highest standards of corporate Governance

a)

ESG is a matter of conviction for us and we have made tangible commitments on this area over last two quarters to achieve “Net Zero by 2050 or earlier” under overarching theme of ‘transforming for good’. Pls refer to our Q2’F22 and Q3’F22 results documents for more details.

b)

In Q3 F22, we released our upgraded Code of Conduct, which is benchmarked with the best globally. The code covers contemporary areas like social media, inclusion & diversity and data privacy, to name a few. The Code also strengthened various existing policies and requirements.

c)	Company is committed to highest standards of corporate governance in all areas of operations.

Mr. Anil Agarwal, Chairman said “ We will continue to focus on operational performance to enhance profitability and free cash flows. We are committed to right levels of leverage and strong balance sheet to maximize shareholders value”.

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa and Namibia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Vedanta has put in place a comprehensive framework to be the ESG leader in the natural resources sector. Vedanta is committed to reducing carbon emissions to zero by 2050 or sooner and has pledged $5 billion over the next 10 years to accelerate the transition to net zero operations. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. The company’s flagship social impact program, Nand Ghars, have been set up as model anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. Under the aegis of the Anil Agarwal Foundation, the umbrella entity for Vedanta’s social initiatives, the Vedanta group has pledged Rs 5000 crore over the next five years on social impact programmes with a thrust on nutrition, women & child development, healthcare, animal welfare, and grass-root level sports. Vedanta and the group companies company have been featured in Dow Jones Sustainability Index 2020, and was conferred Frost & Sullivan Sustainability Awards 2020, CII Environmental Best Practices Award 2020, CSR Health Impact Award 2020, CII National Award 2020 for Excellence in Water Management, CII Digital Transformation Award 2020, People First HR Excellence Award 2020, ‘Company with Great Managers 2020’ by People Business and certified as a Great Place to Work 2021. Vedanta’s flagship Nand Ghar Project was identified as best CSR project by Government of Rajasthan. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India. For more information, please visit www.vedantalimited.com.

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

For any enquires, please contact:

Mr. Ajay Goel, Acting Group CFO (ajay.goel@vedanta.co.in) or

Mr. Sandep Agrawal, IR Head (Sandep.Agrawal@vedanta.co.in)

For any media queries, please contact:

•	Mrs. Ritu Jhingon, Group Director – Communications

Ritu.Jhingon@vedanta.co.in

•	Mr. Abhinaba Das, Group Head - Media Relations

Abhinaba.Das@vedanta.co.in; +91-9820426346